Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

INSIDE INFORMATION

UPDATE ANNOUNCEMENT

PROPOSED CHANGE OF AUDITORS

POSSIBLE DELAY IN PUBLICATION OF THE 2024 ANNUAL RESULTS

This announcement is made by Lufax Holding Ltd (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) pursuant to Rule 13.09(2)(a) and Rule 13.51(4) of the Listing Rules on Stock Exchange and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Reference is made to the announcement of the Company dated January 27, 2025 (the “Announcement”), in relation to, among others, the proposed change of auditors and possible delay in publication of the 2024 annual results. Unless otherwise defined, capitalised terms used in this announcement shall bear the same meanings as those defined in the Announcement.

UPDATE ON THE INVESTIGATION OF SUBJECT TRANSACTIONS

As disclosed in the Announcement, the Audit Committee has engaged external advisers to investigate the Subject Transactions and other related matters.

As at the date of this announcement, the Independent Investigation is continuing. Upon the substantial completion of the Independent Investigation, which is currently projected to conclude by mid-April 2025, the Company will disclose the key findings, as well as the Company’s plan for further actions, if any, on matters relating to the Subject Transactions.

UPDATE ON APPOINTMENT OF AUDITOR

As at the date of this announcement, the Audit Committee is in the process of evaluating candidates to serve as the Company’s successor auditor. Once the Proposed Appointment has been approved by the Shareholders at a general meeting, subject to the successor auditor’s views and acceptance procedures, the Company will work with the successor auditor to conduct an audit of the Company’s financial reports for the years ended 31 December 2022, 2023 and 2024. The Company will make a further announcement upon the selection of the successor auditor.

The time required by the successor auditor to complete its audit work may result in a potential delay in the Company’s publication of its 2024 Annual Results.

CONTINUED SUSPENSION OF TRADING

At the request of the Company, trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025, and will remain suspended.

The Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

For and on behalf of the Board Lufax Holding Ltd Yong Suk CHO Chairman of the Board and Chief Executive Officer

Hong Kong, March 3, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Alston Peiqing ZHU as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU, Mr. Shibang GUO and Mr. Hui LIU as the non-executive Directors, and Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.

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